Filed pursuant to Rule 424(b)(3)
Registration No. 333-253759

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated March 15, 2021)

ChargePoint Holdings, Inc.

Up to 246,020,583 Shares of Common Stock

6,521,568 Warrants to Purchase

Common Stock

This prospectus supplement supplements the prospectus dated March 15, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-253759). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 15, 2021 and (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 10,470,562 shares of our common stock, $0.0001 par value per share (“Common Stock”) that are issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”), up to 6,521,568 shares of our Common Stock issuable upon exercise of private placement warrants issued to NGP Switchback, LLC (the “Private Warrants”), and other warrants to purchase up to 8,266,681 shares of our Common Stock. The Prospectus and this prospectus supplement also relate to the resale from time to time, upon the expiration of lock-up agreements, by (i) the selling stockholders named in the Prospectus or their permitted transferees of up to 220,761,772 shares of our common stock and (ii) the selling holders of Private Warrants.

Our Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “CHPT” and “CHPT WS,” respectively. On March 10, 2021, the closing price of our Common Stock was $28.63 and the closing price for our Public Warrants was $13.75.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 9 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or the Prospectus or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 15, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): March 15, 2021

ChargePoint Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39004	84-1747686
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

240 East Hacienda Avenue Campbell, CA		95008
(Address of Principal Executive Offices)		(Zip Code)

(408) 841-4500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c)) Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	CHPT	New York Stock Exchange
Warrants, each whole warrant exercisable for Common Stock at an exercise price of $11.50 per share	CHPT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

ChargePoint Holdings, Inc. (the “Company” or “ChargePoint”) announced that a total of approximately 18,000,000 shares of its Common Stock will be released to eligible former equityholders of ChargePoint, Inc. pursuant to the earnout shares provisions of the Business Combination Agreement between the Company (previously named Switchback Energy Acquisition Corporation), ChargePoint, Inc. and Lightning Merger Sub Inc. dated September 23, 2020 (the “Business Combination Agreement”), as the first two Trigger Events (as defined in the Business Combination Agreement) have been met. The Trigger Events were met by virtue of the volume-weighted average closing sale price of Company Common Stock having been greater than or equal to $15.00 and $20.00 for ten (10) trading days out of twenty (20) consecutive trading days following the closing of the business combination. The holders of ChargePoint, Inc. stock (other than restricted stock), warrants and vested options as of the closing of the business combination will receive their pro rata portion of the earnout shares. These earnout shares are not subject to a lock-up agreement and may be sold publicly following receipt. A third Trigger Event will be achieved and 9 million more shares will be released if the volume-weighted average closing sale price of ChargePoint Common Stock is greater than or equal to $30.00 for ten (10) trading days within any twenty (20) consecutive trading day period prior to February 26, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARGEPOINT HOLDINGS, INC.

By:	/s/ Rex Jackson
Name: Rex Jackson
Title: Chief Financial Officer

Date: March 15, 2021